Exhibit 99.1

QTREX Expands into Quantum Processor Interface with Single-Build Cryogenic Chip Carrier

Based on a design supplied by a major U.S.-based technology company active in quantum computing, the milestone extends QTREX’s AME platform into the processor-interface layer, expanding its role within future quantum computing architectures

Ness Ziona, Israel, June 18, 2026 – QTREX Quantum Ltd. (Nasdaq: QTEX) (“QTREX” or the “Company”) a company focused on advancing Additively Manufactured Electronics (“AME”) for quantum computing infrastructure today announced a major technical and strategic milestone: the Company has successfully produced a cryogenic chip carrier using its proprietary single-build AME process, based on a design supplied by one of the world’s largest U.S.-based technology companies developing full-stack quantum computing systems.

The achievement expands QTREX’s role within the quantum hardware stack into the processor-interface layer, demonstrating that the Company’s AME platform can address both signal transport and critical carrier-level functions around the quantum processor. By enabling these capabilities within a single AME architecture, QTREX believes it is opening a new category of quantum computing components and expanding its addressable opportunity across future quantum system architectures.

A cryogenic chip carrier supports the quantum processor and manages signal fan-out between the processor interface and the cryogenic I/O stack. As quantum systems scale, this interface becomes increasingly important. Higher channel counts require denser routing, stronger shielding, lower thermal load, controlled signal integrity and repeatable manufacturing inside highly constrained cryogenic environments.

QTREX’s carrier uses a Kapton-class polyimide architecture adapted for very low-temperature environments. The single-build AME process is designed to integrate the cryogenic chip carrier and interconnect structure into one monolithic architecture, enabling conductive pathways, dielectric structures, shielding features and direct interconnect transitions to be produced together rather than assembled through separate connectors and manual steps. By reducing connectorized transitions, the architecture is intended to lower potential failure points, simplify the signal path and support substantially higher routing density. Because shielding can be engineered directly into the carrier, and because AME enables 3D routing geometries, this approach can open a new integration path for high-channel-count quantum processors that conventional connector-based architectures are not designed to support.

“Following engagement with multiple quantum computing companies and the evaluation of this capability with one of the industry’s leading players, we view this milestone as representing a meaningful expansion of our position within the quantum hardware ecosystem,” said Dagi Ben-Noon, CEO of QTREX. “By enabling the cryogenic chip carrier and interconnect structure to be produced within the same single-build AME architecture, we are expanding our quantum connectivity platform to include processor-interface functions. This capability further strengthens QTREX’s role in addressing one of the fundamental scaling challenges facing the quantum computing industry.”

Following interest from multiple quantum hardware companies and strategic technology customers, the next phase is expected to focus on customer-specific cryogenic chip carrier designs tailored to each processor architecture, chip design and system-level requirement.

QTREX plans to present the chip carrier sample during private meetings in Boston around Quantum.Tech World 2026, taking place on June 25–26, 2026. Industry participants, research institutions and strategic partners interested in viewing the sample or discussing customer-specific processor-interface designs may contact Yoav Rozanovich, Chief Business Officer, at yoavr@q-trex.com or info@q-trex.com to request a meeting.

About QTREX Quantum

QTREX Quantum Ltd. (Nasdaq: QTEX) is a technology company focused on advanced connectivity and electronics manufacturing solutions for next-generation hardware markets. Following its acquisition of the AME platform, the Company is developing high-density, thermally optimized quantum connectivity solutions for dilution cryostats and advancing AME applications for defense, aerospace, missile, space, and other mission-critical environments. The Company also continues to advance its medical technology portfolio, including respiratory support and blood monitoring platforms, while actively working to monetize certain parts of the medical business.

For more information, please visit: www.q-trex.com

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements are based on the current expectations of the management of the Company only and are subject to factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses the benefits, advantages and capabilities of its AME platform and cryogenic quantum chip carrier; that the achievement expands its role within the quantum hardware stack into the processor-interface layer, demonstrating that its AME platform can address both signal transport and critical carrier-level functions around the quantum processor, that the milestone represents a meaningful expansion of its position within the quantum hardware ecosystem; that this new capability further strengthens its role in addressing one of the fundamental scaling challenges facing the quantum computing industry and that its next phase is expected to focus on customer-specific cryogenic chip carrier designs tailored to each processor architecture, chip design and system-level requirement; potential customer, partner and commercial discussions; and its plans to present the sample in Boston. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements. More detailed information about the risks and uncertainties affecting the Company is contained under “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission.

Company Contact

QTREX Quantum
Email: info@q-trex.com
Phone: +972-9-9664485